Exhibit 4.13

TROIA 8 BUILDING RIGHT AGREEMENT1

English summary of Italian version2

1. Preliminary Note

The building (superficie) right, regulated by article 952 of the Italian Civil Code, is particularly appropriate for the construction of photovoltaic plants, as it allows the grantee of the building right to be owner of the plant whereas the title of the land remains with the grantor.

For the construction and the maintenance of the photovoltaic plant (“PV Plant”) on the land (Municipality of Troia Foggia, sheet 26, parcel 289) (the “Land”), the company House S.r.l. entered into a definitive building right agreement on October 13, 2010. The agreement has been executed in Lucera (FG), before the Notary Orfina Scrocco, Repertorio no. 51882, Raccolta no. 23745, registered in Lucera and filed with the Conservatoria dei Registri Immobiliari on November 16, 2010.

The building right has been granted for 1 year with the option for the Grantee to substitute the 1-year building right with a 21-year building right (“Option 1”) and to extend the duration of the building right agreement for further 4 + 4 years (“Option 2” and “Option 3”).

Please note that on November 29, 2010 House S.r.l. has changed its business name to “Ellomay PV Six S.r.l.” and on December 24, 2010 the Land changed its registration number at the Cadastral Land Registry from parcel 289 to parcel 292. After that, on December 28, 2010, the PV Plant built on the Land has been registered in the Cadastral Building Registry with the numbers 292 sub 1 and 292 sub 2.

On December 30, 2010 Ellomay PV Six S.r.l. exercised the option of replacing the 1-year building right with the 21-year building right (Option 1) and sold the PV Plant to the leasing company Leasint S.p.A.3

1	This Agreement is attached as Annex 1 to the Troia 8 EPC Contract.
2	The original language version is on file with the Registrant and is available upon request.
3
These developments are not reflected in the building right agreement that appears as Annex 1 to the Toria 8 EPC Contract as such EPC Contract was executed prior to the consummation of the agreement with Leasint S.p.A.

2. Main content of the agreement

1 Execution date	October 13, 2010
2. Grantor	Mr. Pietrantonio Casoli
3 Grantee	House S.r.l.
4. Land and PV Plant identification	Municipality of Troia (FG), sheet 26, parcel 289, size 2.42.15 hectares.
5. Duration	1 year (until October 13, 2011)
6. Extension and Renewal
The Grantor grants to the Grantee the option for setting up of a 21-year building right (Option 1), and at the end of the 21 period, a new 4-year building right (Option 2) and another 4-year building right (Option 3)
The Consideration for Option 1, Option 2 and Option 3 is equal to Euro 500.00 and has been paid on execution of the building right agreement.
The Options may be exercised at any time, respectively, before the termination of the 1 year, 21-year and 4-year building right by executing a unilateral notarial deed.

7. Consideration
The Consideration for the 1-year building right is equal to Euro 8.875.00 and shall be paid within 10 days of execution of the building right agreement.
Grantee shall pay an overall amount of Euro 262,500.00 as consideration for the 21-year building right (Option 1), to be paid in 21 annual instalment of Euro 12,500.00 by October 13 of each year. The payment is made in advance for the following year.
The consideration for the Option 2 and the Option 3 shall be equal to the last annual instalment increased by 75% of the previous year inflation national rate as resulting by official statistics.

8. Consideration adjustment	The annual payment shall be adjusted each year by 75% of the previous year’s inflation national rate as resulting by official statistics.
9. Withdrawal/Termination right (Grantee)
Starting from the date of execution, the Grantee shall be entitled to withdraw at any time before the expiry date of the agreement. The withdrawal shall be communicated to the Grantor by registered letter.

10.Withdrawal/Termination right (Grantor)
Grantor shall be entitled to terminate the building right agreement in case payment of the Consideration is delayed for more than 6 months.
In the case of termination, Grantor shall send a written notice to the Grantee and to the financing entity indicated by the Grantee. Within 60 days of receipt of the abovementioned notice, the financing entity shall be entitled to (i) appoint a third party that will replace the Grantee in the  agreement, or (ii) to inform the Grantor of its intention to cure, directly or through the Grantee, the breach of contact giving rise to the termination. In such events, the Grantor shall be entitled to terminate the building right agreement only by a judicial order and provided that the non-fulfilment has not been cured the within 60 days of the appointment of the third party replacing the Grantee or, as the case may be, of the receipt by the Grantor of the financing entity’s notice. Regardless of any breach of contract by the Grantee, the financing entity shall have the faculty to appoint a third party replacing the Grantee in the event the financing entity has informed the Grantee of its intention to declare the Grantee forfeited from the term for payment (decadenza del beneficio del termine), or to terminate for breach of contract or to withdraw from the loan agreement.

11. Easements	The Grantor agrees to grant and constitute all the easements necessary for the PV Plant to operate and to be constructed on any neighbouring lands owned by the Grantor.
12. Plant removal
Within 6 months following the expiry of the building right, the Grantee shall remove the PV Plant at its own expense.
Ownership of the PV Plant shall remain with the Grantee.
The Grantee shall pay a monthly amount of Euro 300.00 for each month until final removal of the PV Plant.

13. Assignment
The Grantee shall be entitled, at any time whatsoever, to assign the building right agreement to third parties and/or the rights and obligations arising thereof, sending the relevant notice to Grantors.

14. Pre-emption
Should the Grantor decides to sell the Land, it shall send the Grantee notice indicating the terms and conditions for the sale. The Grantee shall be entitled to exercise a pre-emption right for the purchase of the Land by sending a letter within 60 days of receipt of the notice of sale.

15. Governing Law and Competent Court	Italian law applies. Exclusive jurisdiction of the court of Lucera.